FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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SIGNATURES

FOR IMMEDIATE RELEASE

Contact: Beth Mittelman Director of Investor Relations (781) 902-8033 ir@iona.com	Jonathan Daly Corporate Communications (781) 902-8139 jonathan.daly@iona.com

IONA ANNOUNCES PRELIMINARY FIRST QUARTER RESULTS

Dublin, Ireland — April 3, 2003 — IONA®, the leading provider of Rapid Integration software (NASDAQ: IONA), today announced preliminary financial results for its first quarter ended March 31, 2003. IONA expects to report total revenues in the range of $16.5 million to $17.0 million and a net loss per share in the range of ($0.35) and ($0.37) as calculated in accordance with U.S. generally accepted accounting principles (GAAP).

The pro forma net loss per share for the first quarter is expected to be in the range of ($0.34) and ($0.36). Pro forma results exclude on a per share basis amortization of other non-current assets and stock-based compensation expenses of $0.01.

“The current macro economic and geopolitical uncertainties have caused our customers, particularly in the U.S. telecommunications sector, to delay and in some cases reduce spending on IT projects,” said Barry Morris, IONA’s Chief Executive Officer. “Nonetheless, we are seeing real evidence that the second generation of our Web services integration products is proving a unique solution to reduce the cost of integration for our customers.”

The company will host a conference call today at 10:00 a.m. Eastern Standard Time to discuss the company’s preliminary first quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 428-4480 in the United States or (612) 332-0718 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800) 475-6701 in the U.S. or (320) 365-3844 outside the U.S., with passcode 680215 until April 10, 2003.

IONA will host its regularly scheduled conference call on April 16, 2003 at 10:00 a.m. Eastern Standard Time to discuss final results for the first quarter ended March 31, 2003.

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About IONA

IONA is the leading provider of Rapid Integration software with more than 4,500 customers worldwide. IONA’s award-winning Rapid Integration software products are built on: service-oriented architectures that increase reuse of software assets to deliver lasting results, standards-based software that enables vendor independence, and incremental deployment capabilities that lower the customer’s risk.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations for the first quarter of 2003, plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s Rapid Integration software products; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: April 3, 2003	By:	/s/ Barry S. Morris

Barry S. Morris Chief Executive Officer and Director

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